UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 3)

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

532403201

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Justin Fitzgerald Hoffman

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, TX 77002

(713) 835-3664

November 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 532403201	Page 2 of 22

(1)	Name of reporting person The Värde Fund XI (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,047,040
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 7,047,040
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 7,047,040
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 11.7%*
(14)	Type of reporting person (see instructions): PN

*	The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 53,300,332 shares of Common Stock issued and outstanding as of November 13, 2017 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on November 14, 2017, plus the 16,940,000 shares of Common Stock as if the entire $80 million amount of the Initial Term Loan were converted upon the closing of the Credit Agreement on April 26, 2017 and the $25 million amount of the delayed draw pursuant to Amendment No. 3 of the Credit Agreement were converted upon the funding of the delayed draw upon the Funding Date (as defined below) on November 15, 2017, but does not give effect to the conversion of the $45 million of the delayed draw term loans borrowed on October 4, 2017, as such loans are not currently convertible into Common Stock at the option of the Lenders.

CUSIP No. 532403201	Page 3 of 22

(1)	Name of reporting person The Värde Fund XI G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,047,040
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 7,047,040
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 7,047,040
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 11.7%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 4 of 22

(1)	Name of reporting person The Värde Fund XII (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,014,240
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 5,014,240
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 5,014,240
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.6%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 5 of 22

(1)	Name of reporting person The Värde Fund XII G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,014,240
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 5,014,240
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 5,014,240
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.6%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 6 of 22

(1)	Name of reporting person The Värde Fund XII UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,014,240
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 5,014,240
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 5,014,240
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.6%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 7 of 22

(1)	Name of reporting person The Värde Skyway Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,202,200
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,202,200
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,202,200
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 4.0%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 8 of 22

(1)	Name of reporting person The Värde Skyway Fund G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,202,200
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,202,200
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,202,200
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 4.0%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 9 of 22

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,016,400
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,016,400
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,016,400
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.9%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 10 of 22

(1)	Name of reporting person The Värde Fund VI-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 508,200
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 508,200
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 508,200
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.9%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 11 of 22

(1)	Name of reporting person Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,151,920
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,151,920
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,151,920
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 2.1%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 12 of 22

(1)	Name of reporting person Värde Investment Partners G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,676,520
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,676,520
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,676,520
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 4.9%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 13 of 22

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 16,940,000
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 16,940,000
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 16,940,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 24.1%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 14 of 22

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 16,940,000
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 16,940,000
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 16,940,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 24.1%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 532403201	Page 15 of 22

(1)	Name of reporting person George G. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,940,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,940,000
(11)	Aggregate amount beneficially owned by each reporting person: 16,940,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 24.1%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 532403201	Page 16 of 22

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”), par value $0.001 per share, of Lilis Energy, Inc., a Nevada corporation (the “Issuer”). The Issuer has its principal executive offices at 300 E. Sonterra Blvd., Suite 1220, San Antonio, TX 78258.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 8, 2017, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons on July 14, 2017 and as amended by Amendment No. 2 to Schedule 13D file by the Reporting Persons on August 12, 2017 (“Amendment No. 2”) (as so amended through Amendment No. 3, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D. The filing of this Amendment No. 3 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 3 is required under Rule 13d-2 of the Securities Exchange Act.

Item 2.	Identity and Background

No change.

Item 3.	Source and Amount of Funds or Other Consideration

No change.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Lease Acquisition Agreement

On October 3, 2017, the Issuer entered into a lease acquisition agreement (the “Acquisition Agreement”) with KEW Drilling, a Delaware limited partnership (the “Seller”), pursuant to which the Issuer initially acquired from Seller approximately 4,051 undeveloped net acres in Winkler County, Texas and is committed, subject to the terms and conditions of the Agreement, to acquire additional undeveloped oil and gas leases in Winkler County, Texas for an aggregate purchase price of up to $45.6 million initially with a commitment for up to $47 million for additional oil and gas leases pursuant to the terms set forth in the Acquisition Agreement (collectively, the “Leases”). Once the value of the additional Leases to be acquired exceeds the $47 million aggregate purchase price threshold (calculated on a per-net-acre basis), the Issuer has the option, but not the obligation, to acquire any additional oil and gas leases that are acquired by Seller and meet the specifications set forth in the Acquisition Agreement. On November 9, 2017, the Issuer closed on the initial settlement of approximately 3,200 net acres in Winkler County, Texas for approximately $35.8 million and expects to complete the close of the remaining net acreage in early December 2017.

Amendments to Credit Agreement and Delayed Draw Term Loans

In connection with the entry into the Acquisition Agreement, the Issuer, certain subsidiaries of the Issuer, as guarantors (the “Guarantors”), Wilmington Trust, National Association, as administrative agent (the “Agent”) and the lenders party thereto (the “Lenders”), including Värde Partners, Inc. (the “Lead Lender”) entered into an amendment to the Credit Agreement (the “First Amendment”) to waive certain conditions precedent to the drawing of the $45 million of delayed draw term loans provided thereunder and to provide for the funding of such term loans

CUSIP No. 532403201	Page 17 of 22

on the signing of the Acquisition Agreement. The Issuer borrowed the $45 million under the delayed draw term loans on October 4, 2017. Under the First Amendment, if the Issuer does not use any portion of the delayed draw term loans for the acquisitions contemplated by the Acquisition Agreement or such other acquisitions as may be approved by the Lead Lender within a specified time period ending not later than January 10, 2018, the Issuer will be required to prepay such unused portion of the delayed draw terms loans, together with accrued and unpaid interest and a prepayment premium equal to a 20% annualized rate on such amount (but without the make-whole amount otherwise payable on repayment of loans under the Credit Agreement), within two business days after the end of such specified period. Any portion of the delayed draw term loans so repaid may be later re-borrowed by the Company, subject to the terms of the Credit Agreement. Until the closing of the remaining net acreage subject to the Acquisition Agreement occurs (or certain approved substitute acquisitions occur) within a specified time period ending not later than January 10, 2018, the $45 million in delayed draw term loans are not convertible at the option of the Lenders into shares of the Issuer’s common stock (the “Common Stock”).

On November 10, 2017, the Issuer, the Guarantors, the Agent and the Lenders entered into Amendment No. 3 (the “Third Amendment”) to the Credit Agreement. The purpose of the Third Amendment was to increase by $25 million the amount of delayed draw term loans available for borrowing under the Credit Agreement and to provide for the funding of such delayed draw term loans upon the signing of the Third Amendment on or before February 28, 2018. The Company borrowed $25 million of the delayed draw terms loans on November 15, 2017 (the “Funding Date”).

The foregoing descriptions of the terms of the First Amendment and the Third Amendment are qualified in their entirety by references to the copies of the First Amendment and the Third Amendment attached hereto as Exhibits A and B, respectively.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a) The Reporting Persons beneficially own 16,940,000 shares of Common Stock, representing 24.1% of the outstanding shares. The number of shares beneficially owned is based upon a conversion price of $5.50 and a make-whole balance of $102.4 million, 70% of which is convertible into Common Stock under the Credit Agreement, as if the $80 million Initial Term Loan were converted upon the closing of the Credit Agreement on April 26, 2017 (calculated with a 4-year treasury rate of 1.625% as of April 26, 2017) plus a make-whole balance of $30.7 million, 70% of which is convertible into Common Stock under the Credit Agreement, as if $25 million delayed draw of the Term Loan were converted on the Funding Date (as defined below) on November 15, 2017 (calculated with a April 2021 4-year strip treasury rate of 1.868% as of November 15, 2017). The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 53,300,332 shares of Common Stock issued and outstanding as of November 13, 2017, plus the 16,940,000 shares of Common Stock beneficially owned by the Reporting Persons as disclosed above.

(b) As described in Items 1 and 3 of this Schedule 13D, as a result of the Credit Agreement, each of Fund XI, Fund XI GP, as the general partner of Fund XI GP, Fund XII, Fund XII GP, as the general partner of Fund XII, Fund XII UGP, as the general partner of Fund XII GP, Skyway Fund, Skyway Fund GP, as the general partner of Skyway Fund, Fund VI-A, VIP, VIP Offshore and VIP GP as the general partner of Fund VI-A, VIP and VIP Offshore, directly own 16,940,000 shares of Common Stock.

Each of Mr. Hicks, the Managing Member and the General Partner may also be deemed to beneficially own the Common Stock held by the other Reporting Persons. Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the Reporting Persons directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Fund XI, Fund XII, Skyway Fund, VIP, VIP Offshore and Fund VI-A and their respective general partners, to the extent they directly hold shares of Common Stock) is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this Amendment No. 3 should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

CUSIP No. 532403201	Page 18 of 22

Each Reporting Person’s current beneficial ownership in the Issuer is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The amount reported reflects the maximum amount of shares issuable upon conversion of the Initial Term Loan, as if the Initial Term Loan were converted upon the closing of the Credit Agreement on April 26, 2017 and as if $25 million of delayed draw term loans under the Credit Agreement were converted upon the Funding Date (as defined below) on November 15, 2017, but does not give effect to the conversion of the $45 million of the delayed draw term loans borrowed on October 4, 2017, as such loans are not currently convertible into Common Stock at the option of the Lenders.

See items 7 through 10 of the cover pages to this Amendment No. 3 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

The Reporting Persons have not engaged in any other transactions, other than as disclosed above, in the Issuer’s Common Stock during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference. In addition, on October 19, 2017, the Issuer entered into a second amendment to the Credit Agreement to permit the Issuer to incur a $15 million incremental bridge loan under its first lien credit agreement.

Item 7.	Material to be filed as Exhibits.

Exhibit A	Amendment No. 1 to Credit Agreement, dated November 10, 2017 by and among the Lilis Energy, Inc. the Guarantors party thereto, the Lenders party thereto and Wilmington Trust, National Association, as administrative agent (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed October 10, 2017).

Exhibit B	Amendment No. 3 to Credit Agreement, dated November 10, 2017 by and among the Lilis Energy, Inc. the Guarantors party thereto, the Lenders party thereto and Wilmington Trust, National Association, as administrative agent (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed November 14, 2017).

CUSIP No. 532403201	Page 19 of 22

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 17, 2017

THE VÄRDE FUND XI (Master), L.P.
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XI G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.
By:	The Värde Fund XII G.P., L.P., Its General Partner
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MASTER FUND, L.P.
By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks